SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          LINCOLN NATIONAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   534187 10 9
                                 (CUSIP Number)

   THE DAI-ICHI MUTUAL LIFE INSURANCE COMPANY                 Copy to:
            13-1, YURAKUCHO 1-CHOME                       COUDERT BROTHERS
          CHIYODA-KU, TOKYO 100                      1114 AVENUE OF THE AMERICAS
               011-813-5221-4341                       NEW YORK, NY 10036-7703
      ATTN: GENERAL MANAGER, INTERNATIONAL              MARILYN SELBY OKOSHI
 (Name, Address and Telephone Number of Person             (212) 626-4400
Authorized to Receive Notices and Communications)

                                NOVEMBER 13, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 534187 10 9

=========================================================================================================
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE DAI-ICHI MUTUAL LIFE INSURANCE COMPANY
---------------------------------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                           (a)   |_|1
                                                                                           (b)   |_|2
---------------------------------------------------------------------------------------------------------
3.    SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*:
---------------------------------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|3
---------------------------------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      JAPAN
---------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7.   SOLE VOTING POWER:
OWNED BY EACH REPORTING PERSON         8,878,622
WITH
                                  -----------------------------------------------------------------------
                                  8.   SHARED VOTING POWER:
                                       - 0 -
                                  -----------------------------------------------------------------------
                                  9.   SOLE DISPOSITIVE POWER:
                                       8,878,622
                                  -----------------------------------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER:
                                       - 0 -
---------------------------------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,878,622
---------------------------------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES                     |_|4
---------------------------------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      4.6%

---------------------------------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: IC, CO
=========================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

PREAMBLE

         The Schedule 13D, dated July 6, 1990, as amended June 4, 1991, January 24, 1996, December 19, 1996, and August 10, 1999, filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company ("Dai-ichi") with respect to the common stock without par value (the "Common Stock") of Lincoln National Corporation, an Indiana corporation (the "Company") is hereby amended as set forth below.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

         Item 2 is amended to read in its entirety as follows:

         (a); (b) This statement is filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company. Dai-ichi's principal business is insurance and the address of its principal business and its principal office is 13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-8411, Japan.

                  DIRECTORS AND EXECUTIVE OFFICERS OF DAI-ICHI

(a) NAME                           TITLE                       BUSINESS ADDRESS
Takahide Sakurai                   Chairman of the Board               Y
Tomijiro Morita                    President                           Y
Susumu Ensaka                      Deputy President                    Y
Masami Tabei                       Senior Managing Director            Y

Ryozo Nishigaki                    Senior Managing Director            O
Hiroshi Kadokura                   Senior Managing Director            Y
Shigeru Muranaka                   Senior Managing Director           OS
Makoto Koshino                     Managing Director                   M
Rikio Nagahama                     Managing Director                   Y
Katsutoshi Saito                   Managing Director                   Y
Tetsujiro Hayashi                  Managing Director                   Y
Kunihiro Kawashima                 Managing Director                   Y
Kenjiro Imada                      Managing Director                   F
Masayuki Koyama                    Managing Director                   N
Koichi Sato                        Managing Director                   Y
Koichi Iki                         Managing Director                   Y
Hiroyuki Koizumi                   Managing Director                   Y
Hiroo Wakabayashi                  Managing Director                   M
Yasunori Takasaki                  Managing Director                   Y
Gaishi Hiraiwa                     Director                            T
Sugiichiro Watari                  Director                           TS
Akira Kakutani                     Director                            M
Takashi Saito                      Director                            Y
Shigenori Takano                   Director                            Y
Nobuyoshi Douke                    Director                            Y
Teruo Imano                        Director                            Y

(b) Business Addresses:

Y:        13-1 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-8411, JAPAN
O:        300 Yamada Oi-machi, Ashigarakami-gun, Kanagawa 258-8511, JAPAN
M:        1-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-8411, JAPAN
OS:       8-17 Umeda 1-chome, Kita-ku, Osaka-shi, Osaka 530-0001, JAPAN
F:        1-1 Tenjin 1-chome, Chuo-ku, Fukuoka-shi, Fukuoka 810-0001, JAPAN
N:        4-6 Nishiki 3-chome, Naka-ku, Nagoya-shi, Aichi 460-0003, JAPAN
T:        1-3 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-0011, JAPAN
TS:       1-1 Shibaura 1-chome, Minato-ku, Tokyo 105-8001, JAPAN


         (c) With the exception of Mr. Hiraiwa and Mr. Watari, all of the directors and executive officers of Dai-ichi listed in response to Item 2(a) are principally employed by Dai-ichi and are engaged in the management of Dai-ichi at the respective addresses listed in response to Item 2(b). Mr. Hiraiwa's principal employment is as Advisor to Tokyo Electric Power Company Incorporated at the address set forth in response to Item 2(b). Mr. Watari's principal employment is as Advisor of Toshiba Corporation at the address set forth in response to Item 2(b).

         (d); (e) During the last five years, neither Dai-ichi nor, to the best of Dai-ichi's knowledge, any of the directors or executive officers of Dai-ichi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dai-ichi is organized under the laws of Japan and each of the directors and executive officers of Dai-ichi is a Japanese citizen.

ITEM 5            INTEREST IN THE SECURITIES OF THE ISSUER.
                  ----------------------------------------

         Item 5 is amended to read in its entirety as follows:

         (a) Dai-ichi beneficially owns (after consummation of the transactions in Item 5(c) below) 8,878,622 shares of the Common Stock of the Company, which is equal to 4.6% of the total issued and outstanding shares of the Common Stock as reported by the Company in its quarterly report on Form 10Q for the period ended September 30, 2000. To the best of Dai-ichi's knowledge, none of the directors or executive officers of Dai-ichi named in Item 2 beneficially owns any stock of any class of the Company.

         (b) Dai-ichi has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 8,878,622 shares of the Common Stock that it owns.

         (c) Dai-ichi effected the following sales of Common Stock during the sixty days preceding the date hereof. None of the persons or entities named in
Item 2 above effected any other transactions in the Common Stock during the sixty days preceding the date hereof.

TRANSACTION        DATE            NO.           PRICE/SHARE       MARKET
-----------        ----            ---           -----------       ------
Sale               9/15/2000       60,000        $52.9102          NYSE
Sale               9/18/2000       7,500         $51.2917          NYSE
Sale               9/19/2000       135,500       $51.9065          NYSE
Sale               9/20/2000       42,100        $51.1250          NYSE
Sale               9/22/2000       54,900        $51.1703          NYSE
Sale               9/25/2000       60,000        $51.8571          NYSE
Sale               9/26/2000       42,900        $51.3887          NYSE
Sale               9/27/2000       23,400        $49.9466          NYSE
Sale               9/29/2000       10,000        $49.5625          NYSE
Sale               10/2/2000       3,700         $48.0000          NYSE
Sale               10/3/2000       5,000         $48.0000          NYSE
Sale               10/4/2000       15,000        $48.0000          NYSE
Sale               10/5/2000       140,000       $48.0051          NYSE
Sale               10/31/2000      30,000        $49.3958          NYSE
Sale               11/13/2000      1,000,000     $46.29325         Private Sale

         (d) Not Applicable.

         (e) Dai-ichi ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on November 13, 2000, subject to final settlement of the sale of 1,000,000 shares to the Company scheduled to take place on November 20, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding the following:

         Pursuant to an agreement dated November 13, 2000, Dai-ichi agreed to sell to the Company and the Company agreed to purchase one million (1,000,000) shares of Common Stock of the Company currently held by Dai-ichi (the "Sale and Purchase Agreement") at a price equal to 97% of the average Quoted Price for the five (5) trading days ending November 10, 2000. The sale and purchase is scheduled to be settled on November 20, 2000, and is subject to no material conditions. "Quoted Price" means the last sale regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case as reported on the New York Stock Exchange - Composite Tape. The Sale and Purchase Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1      Investment Agreement*
        Exhibit 2      Business Association Agreement*
        Exhibit 3      Sale and Purchase Agreement dated as of November 13, 2000




----------------------
*Filed with the Reporting Persons' original filing on Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             November 13, 2000


                                  THE DAI-ICHI MUTUAL LIFE INSURANCE COMPANY



                                    By:  /s/ T. Saito
                                        ---------------------------------------
                                        Name:   Takashi Saito
                                               --------------------------------
                                        Title:  Director
                                               --------------------------------